UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number: 001-33632

BROOKFIELD INFRASTRUCTURE

PARTNERS L.P.

(Translation of registrant’s name into English)

7 Reid Street

4th Floor

Hamilton, HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

EXHIBIT LIST

Exhibit	Description

99.1	Third Amendment to Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P.
99.2	Second Amendment to Second Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P., a subsidiary of Brookfield Infrastructure Partners L.P.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2010

BROOKFIELD INFRASTRUCTURE
PARTNERS L.P. by its General Partner,
BROOKFIELD INFRASTRUCTURE
PARTNERS LIMITED

By:	/s/ Gregory E. A. Morrison
Name: Gregory E. A. Morrison
Title: Vice President

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